June 14, 2005


Mail Stop 0306

Timothy J. Donnelly
Vice President and General Counsel
DDi Corp.
1220 Simon Circle
Anaheim, California 92806

Re:	DDi Corp.
	Registration Statement on Form S-3
	Filed May 27, 2005
	         File No. 333-125345
	Form 10-K for Fiscal Year Ended
	December 31, 2004
	Filed March 16, 2005
	File No. 000-30241
Dear Mr. Donnelley:
      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
General
1. In your Form 10-Q for the quarterly period ending March 31,
2005
you describe defaults upon senior securities under Part II Item 3. Because of this event, it does not appear that you meet the
eligibility requirements to use Form S-3.   Please provide a
detailed
legal analysis of eligibility to use Form S-3 or amend the filing using an appropriate form for this offering.

Incorporation by Reference, page 38
Form 10-K for the year ended December 31, 2004
Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15
Fresh-Start Accounting, page 16
2. In light of your significant fresh-start goodwill and
intangible
assets, please tell us and revise future filings to disclose whether
your actual results of operations are consistent with those
projected
in your fresh start valuation.
Quarterly Financial Information - Page 26
3. In future filings please include all the disclosures required by
Item 302 of Regulation S-K.
Financial Statements
Consolidated Statements of Operations, page F-5
4. In future filings please break-out the material components of "Interest expense and other expense, net" on the face of the Consolidated Statements of Operations or in a footnote. Please note that interest income and interest expense should be stated as separate line items on the face of the Consolidated Statements of Operations. Additionally, items representing more than one percent of total interest income should be stated as separate line items. Refer to Rules 5-03 and 9-04 of Regulation S-X.
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-14
5. We note the general criteria you apply for product revenue recognition purposes. We also see on page 6 that you sell products through "electronic manufacturing service companies". Please revise future filings to disclose the terms of sales and revenue
recognition
through electronic manufacturing service companies.  Refer to SAB
104
and FAS 48 as necessary.
6. Revise future filings to describe the nature, terms and extent of post shipment obligations and customer acceptance protocols. Tell us how these matters are considered in your revenue practices and show us that your application is appropriate under SAB 104. To the extent these considerations vary based on product, market or other factor, please be specific.

Note 4 - Fresh-Start Accounting, page F-24
7. We note that you recorded goodwill of $99.8 million and other intangibles of $24.9 upon the adoption of fresh start accounting. Tell us and expand future filings, in the footnotes and in management`s discussion and analysis of financial condition and results of operations, to disclose the significant assumptions used to determine the $95 million reorganization value, the intangible
assets value and related goodwill.   Please expand to describe in
more detail disclosures about estimated revenues, operating expenses and cash flows and the discount rates and other significant assumptions applied. Describe assumptions about anticipated conditions that are expected to be different from current conditions and your recent operating history.
8. As a related matter, we see on pages F-14, F-24, and F-33 that you engaged the services of an independent third party to perform a valuation analysis of your estimated reorganization equity value and intangible assets for purposes of fresh-start accounting allocations.
Please note that references to an independent expert will require you to include the expert`s consent in any registration statement you file. See Item 601(b) of Regulation S-K. In future filings, we will not object if you delete the reference and attribute the ultimate responsibility of the valuation analysis to management.
Note 18 - Restructuring and Other Related Charges, page F-45
9. We see your restructuring charge disclosures. However, in future filings present in tabular format the roll forward of your restructuring charges and accruals pursuant to paragraph 20(b)(2) of
SFAS 146. The tabular analysis should be a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s).
10. As related matter, expand MD&A in future filings to present detailed disclosures about expected and actual cost savings from restructuring activities. Refer to the disclosure guidance from SAB
Topic 5-P.
Note 25 - Goodwill and Intangibles, page F-50
11. Please tell us and disclose in future filings when the annual goodwill impairment test for 2004 was performed, the results of the test, and the number of reporting units used in the impairment test in accordance with FAS 142.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Enunwaonye at (202) 551-3645 or in his
absence, Lynn Dicker at (202) 551-3616, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	John F. Della Grotta, Esq.





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Timothy J. Donnelly
DDi Corp.
June 14, 2005
Page 5